

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP CONFIRMS COMPLETION OF MAILING OF PROXY MATERIALS FOR ANNUAL MEETING SCHEDULED WEDNESDAY, APRIL 26, 2017

Vancouver, British Columbia, April 3, 2017 – GOLDCORP INC. (TSX: G, NYSE: GG) (the "Company" or "Goldcorp") today announced that it mailed its meeting materials to shareholders on March 24, 2017, and these meeting materials are now available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders are reminded to submit their proxies in advance of the proxy deadline, being 3:00 p.m. (Vancouver time) on April 24, 2017. Goldcorp also clarifies the annual meeting of shareholders will be held on Wednesday April 26, 2017 at 3:00 p.m. (Vancouver time).

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information, please contact:
INVESTOR CONTACT
Lynette Gould
Director, Investor Relations
(800) 567-6223
E-mail: info@goldcorp.com
www.goldcorp.com

MEDIA CONTACT
Christine Marks
Director, Corporate Communications
Goldcorp Inc.
Telephone: (604) 696-3050
E-mail: media@goldcorp.com
www.goldcorp.com